

Mail Stop 3720

September 22, 2008

Mr. Charles J. Mallon
Executive Vice President and Chief Financial Officer
New Horizons Worldwide, Inc.
1 West Elm Street, Suite 125
Conshohocken, PA 19428

>   **RE:**   **New Horizons Worldwide, Inc.**
>   **Form 10-K for the year ended December 31, 2007**
>   **Filed March 28, 2008**
>
>   **Form 10-Q for the fiscal quarters ended June 30, 2008**
>   **File No. 0-17840**

Dear Mr. Mallon:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

>   Sincerely,
>
>
>   Larry Spirgel,
>   Assistant Director